KPOP FOODS VIDEO TRANSCRIPTS

Video 1: KPOP Sauce – The Ultimate Korean Chili Sauce

Main Character (MC)
Grandma?

Grandma
Let's get the party started!

MC
Let me introduce you to KPOP Sauce, a Korean sauce based on my grandma's secret recipe. Just like my grandma, it's sweet, tangy, and has a kick! Can't find this party or anything like it at your local store, but don't my word for it.

Man #1
For me it's like…it's a good mix between like savory/hot

Man #2
It's like an explosion of flavor in my mouth

Man #3
Well done…well done!

Woman #1
It's like a slow spiciness

Man #4
It still got a little kick to it though

Woman #2
I'm a finnicky eater..so that's why I had to tell you guys yeah. I like it!

Woman #3
There's definitely like a unique flavor.

Man #5
It's sweeter than I thought it was gonna be…which I think is really good but it's got a little kick to it as well. I think it's really good!

Man #6
That's really good. In fact, I think I'll add a little bit more now that I know I like it.

THE END.

Video 2: 3 Dates with KPOP Sauce

                              MC
Dude, so check it out. So, I went on these three
dates last week.

                              MC
So what do you do?

                            GIRL #1
So, I started a non-profit organization that matches
abandoned puppies with super lonely
people.

                              MC
                             Awww…

                            GIRL #1
                     Do you want a puppy?

                              MC
                             Wait…

                           ROOMMATE
                            Sweet.

                              MC
                  Exactly! She was so sweet.
                          And then-

                            GIRL #2
           Did I tell you about how I love to reenact
             My favorite movie scenes with puppies?

                              MC
                           Huh? No-

                            GIRL #2
          Let me show you! You're a wizard, Harry!

                              MC
                  She was so…She was so…

                    ROOMMATE
                     Tangy.

                       MC
            Yeah, she was tangy! Oh and
                      then-

                     WAITER
                     Thief!

                    GIRL #3
            Oh look it's a puppy!

                    ROOMMATE
                  oooo, a kick.

                       MC
            Yeah, she had a kick alright... I
              just don't know which girl to
                     choose...

                    ROOMMATE
             Man, this has it all!

                       MC
            You're a genius! I can't settle. I
             need a girl that's sweet, tangy,
                  with a kick!

                    ROOMMATE
                Hm? KPOP Sauce?

                       MC
                     Wha-?

                    ROOMMATE
             Bro! Get your own.

                    THE END.

Video 3: Get weird with KPOP Sea Snacks

                    Narrator
Whoa, what was that?